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                             February 15, 2023

       Kevin Rhodes
       Chief Financial Officer
       Duck Creek Technologies, Inc.
       22 Boston Wharf Road, Floor 10
       Boston, MA

                                                        Re: Duck Creek
Technologies, Inc.
                                                            Form 10-K for the
fiscal year ended August 31, 2022
                                                            Filed October 28,
2022
                                                            File No. 001-39449

       Dear Kevin Rhodes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year Ended August 31, 2022

       Exhibits

   1.                                                   The certifications
filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and
paragraph 4(b) referring to internal control over financial reporting.
                                                        Please amend your
filing to include the certifications exactly as set forth in Item
                                                        601(b)(31) of
Regulation S-K. The amendment should include updated and corrected
                                                        Section 302
certifications, Section 906 certifications, full Item 9A disclosure and your audited financial
statements. Refer to Question 246.13 of the Regulation S-K C&DIs.
                                                        The Section 302
certifications included in your Form 10-Q for the quarter ended
                                                        November 30, 2022
should be similarly revised.
 Kevin Rhodes
FirstName
Duck CreekLastNameKevin   Rhodes
           Technologies, Inc.
Comapany15,
February  NameDuck
            2023    Creek Technologies, Inc.
February
Page 2 15, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz,
Senior Staff Accountant, at 202-551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Michael J. Zeidel